  SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number 001-14489

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Celular Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

WXYZ 0059 Holdings S.A.

and Tele Centro Oeste

Celular Participações S.A.

Book Value Report Prepared in Accordance with Law No. 6,404, of December 15, 1976

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Deloitte.	Deloitte Touche Tohmatsu Rua Alexandre Dumas, 1981 04717-906 - São Paulo - SP Brazil Tel: +55 (11) 5185-2444 Fax: + 55 (11) 5181-2911 www.deloitte.com.br

I - INTRODUCTION

Deloitte Touche Tohmatsu Auditores Independentes , an accounting firm, with main office in the city of São Paulo, at Rua Bela Cintra, No. 881, CNPJ/MF (corporate taxpayer identification number) No. 49.928.567/0001-11, as the accountant assigned, as provided for in article 8 of Law No. 6,404, of December 15, 1976, in response to your request, performed a review of the book value of the net assets of WXYZ 0059 Holdings S.A., a closely-held company with main office in the city of São Paulo, state of São Paulo at Rua da Consolação, 247, 6 o andar, sala 14-G, Centro, with its articles of association filed with the São Paulo State Board of Trade under NIRE No. 35.300.188.721 and CNPJ/MF No. 04.819.688/0001-97, hereinafter referred to as the MERGED COMPANY, for purposes of supporting the merger of its net assets into Tele Centro Oeste Celular Participações S.A., a publicly-held company with main office in the city of Brasilia, Distrito Federal, Setor Comercial Sul, quadra 2, bloco C, Edificio Vivo, with CNPJ/MF No. 02.558.132/0001-69, and its articles of association properly filed with the Board of Trade under NIRE No. 53.30.000.580-0, hereinafter referred to as the MERGING COMPANY, presents below the Book Value Report on the MERGED COMPANY's net assets as of May 13, 2004.

II - DESCRIPTION AND CHECKING OF ASSETS

The signatories determined that the investment and respective goodwill held by the MERGED COMPANY, as described in the balance sheet as of May 13, 2004, actually exist and their title and ownership are supported by reliable legal and tax documentation, and no actions or claims by third parties were identified in respect to such assets.

III - BOOK VALUE OF NET ASSETS

The net assets to be transferred from the MERGED COMPANY were recorded in accordance with accounting practices adopted in Brazil , based on the balance sheet as of May 13, 2004 .

IV - BOOKS AND RECORDKEEPING

The books of the MERGED COMPANY meet all legal and tax requirements and were kept in accordance with accounting practices adopted in Brazil , uniformly and consistently applied.

The details of assets, rights and obligations that compose the net assets are in possession of the MERGED COMPANY in the form of subsidiary ledgers and analytical reports.

V - BALANCE SHEET

The balance sheet below has been prepared in accordance with the aforementioned criteria:

BALANCE SHEET - May 13, 2004

(In Brazilian reais - R$)

ASSETS
PERMANENT ASSETS	490,101,338.68
Investment in Tele Centro Oeste Celular Participações S.A. Goodwill on acquisition of investment - Tele Centro Oeste Celular P articipações S.A.	1,503,120,638.63
1,993,221,977.31
Total Assets	1,993,221,977.31

BALANCE SHEET - May 13, 2004

(In Brazilian reais - R$)

LIABILITIES
CURRENT LIABILITIES
Provision for maintenance of integrity of shareholders' equity	198,411,924.30
LONG-TERM LIABILITIES
Provision for maintenance of integrity of shareholders' equity	793,647,697.19
SHAREHOLDERS' EQUITY
Paid-in capital	1,993,222,127.31
Accumulated deficit	(992,059,771.49)
Total shareholders' equity	1,001,162,355.82
Total Liabilities	1,993,221,977.31

VI - CONCLUSION

As a result of the examinations and analyses performed, we concluded that the net assets of the MERGED COMPANY to be merged into the MERGING COMPANY, recorded under the aforementioned criteria, is R$1,001,162,355.82 (one billion, one million, one hundred sixty-two thousand, three hundred fifty-five Brazilian reais, and eighty-two cents) as of May 13, 2004.

VII - CLOSING

Thus, we have completed our work and sign this Book Value Report in three counterparts of equal content for all legal purposes.

São Paulo , May 14, 2004

DELOITTE TOUCHE TOHMATSU Auditores Independentes	José Domingos de Prado Engagement Partner

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 01, 2004

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Luis André Carpintero Blanco
Luis André Carpintero Blanco Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.